Exhibit 99.1
Cyberkinetics Announces Third Quarter 2006 Results
FOXBOROUGH, Mass.—(BUSINESS WIRE)—Nov. 8, 2006—Cyberkinetics Neurotechnology Systems, Inc. (OTCBB: CYKN; “Company;” “Cyberkinetics”), a neurotechnology company focused on neurostimulation and neural sensing, today released financial results for the quarter ended September 30, 2006, and provided updates on the Company’s progress on its primary development programs.
Total revenue, including research product sales and grant income, for the three months ended September 30, 2006, was approximately $368,000 as compared to $189,000 for the same period in 2005. Research product sales for the three months ended September 30, 2006, were approximately $278,000 as compared to $119,000 for the three months ended September 30, 2005. Grant income for the three months ended September 30, 2006 was $91,000 as compared to $69,000 for the three months ended September 30, 2005. The Company reported a net loss of $2.9 million, or $0.10 per share, for the quarter ended September 30, 2006, compared to a net loss of $2.4 million, or $0.15 per share, for the same period in 2005. Cash used in operations was $2.4 million in the third quarter of 2006, as compared to $1.4 million in the third quarter of 2005. The Company ended the third quarter of 2006 with approximately $5.1 million in cash and cash equivalents.
Shortly after the end of the quarter, we increased our cash position through a private placement of 8.33 million newly issued shares of the Company’s common stock at a price of $1.20 per share, together with warrants to purchase up to approximately 4.167 million additional shares of common stock at an exercise price of $1.40 per share, to institutional and accredited investors. We raised gross proceeds of $10 million from the private placement that closed on October 18, 2006.
“During the quarter ended September 30, 2006, we received notification that the FDA granted our Andara™ OFS™ Device a Humanitarian Use Device designation for the treatment of acute spinal cord injuries — which enables us to file a Humanitarian Device Exemption application for the product,” said Timothy R. Surgenor, President and Chief Executive Officer of Cyberkinetics. “We expect to file that application in the first quarter of 2007. Filing that application is the next step in the process of obtaining clearance to market this innovative product, which is intended to restore function by regenerating nerve tissue damaged by spinal cord injury. Obtaining regulatory approval and launching this product remain our highest priorities.
“We reached important milestones in our neural interface programs during the quarter. We received world-wide recognition for our innovative BrainGate neural sensing platform when it appeared on the cover of the journal Nature and continued to make strong progress in our efforts to establish proof-of-concept by reporting on our initial experience with the use of the BrainGate technology in the first participant with ALS.
“We also made significant strides in epilepsy that demonstrate our NeuroPort™ sensor could be used to detect signals relevant to epileptic seizures more quickly and more accurately than by using intracranial EEG sensors alone. Although preliminary, the data suggest that our technology may represent the first significant advance in the detection and treatment of drug-resistant epilepsy in a half century. Finally, we significantly strengthened our management team through the addition of Kurt Kruger as Chief Financial Officer.”

“Having spent my career analyzing companies that develop transforming medical products that drive new therapies and procedures, I’m very pleased to join Cyberkinetics at this exciting time in the Company’s development,” stated Kurt Kruger, Chief Financial Officer. “As we move toward the planned launch next year of our first commercial product, we are working apace to deploy the financial, technology and human resources to achieve traction in the spinal cord injury market — the first step in building what we believe will be a significant neurotechnology franchise.”
Third Quarter 2006 and Recent Operational Highlights
The Andara™ OFS Device Technology — Designed to Repair Neural Connections that Result from Spinal Cord Injury
•	In September, the Company’s Humanitarian Use Device (HUD) designation filing for the Andara™ Oscillating Field Stimulator (OFS™) was granted by the U.S. Food and Drug Administration (FDA). Cyberkinetics expects to file a Humanitarian Device Exemption application for this treatment for acute spinal cord injuries in the first quarter of 2007.

•	Also in September, Cyberkinetics’ Andara™ OFS™ Device was awarded Neurotech Business Reports’ “Gold Electrode Award” for Best New Product. According to Jim Cavuoto, editor and publisher of Neurotech Reports, Cyberkinetics’ Andara™ OFS™ Device “represents a groundbreaking advance in neurotechnology and the first commercial neural regeneration stimulation system to reach the market.”
BrainGate System — Designed to Restore Function via Direct Brain-Computer Control of Communication and Other Devices
•	In July, scientific findings from the first participant in Cyberkinetics’ ongoing pilot clinical trials of the BrainGate System were featured on the cover of the journal Nature. Results reported in the journal from the first participant provided direct, compelling evidence that the area of the brain that controls movement remains functional even years after a spinal cord injury in the absence of a neural connection from the brain to the limbs. Since, according to the data, limb movement originates in the brain as distinct and predictable patterns of neural activity, this information may ultimately be tapped to enable paralyzed people to move their own limbs.

•	In October, at the Annual Meeting of the Society for Neuroscience in Atlanta, Georgia, Leigh R. Hochberg, M.D., Ph.D., Principal Investigator in Cyberkinetics’ pilot trial of the BrainGate System, presented preliminary findings demonstrating that the first participant in the trial with ALS was — almost immediately — able to voluntarily excite cells in his motor cortex by simply imagining moving, or intending to move, his own, paralyzed limb. Also at the meeting, John P. Donoghue, Ph.D., Chief Scientific Officer, Founder and Director of Cyberkinetics, reported that the third participant in the trial, paralyzed and unable to speak due to a brainstem stroke, also achieved significant progress in the speed and accuracy of cursor control. Due to these improvements, the third participant was able to operate a commercially available communications device, as well as demonstrate remote control of a motorized wheelchair using the BrainGate System and her own thoughts.
NeuroPort™ System — Designed to Improve Diagnosis and Treatment of Nervous System Conditions and Injuries
In November, Ronald G. Emerson, M.D., a world-recognized leader in the field of neurophysiological and critical care monitoring and advanced methods of EEG analysis and a professor of clinical neurology in the Columbia Comprehensive Epilepsy Center at Columbia University College of Physicians & Surgeons, reported preliminary results from an ongoing study of Cyberkinetics’ NeuroPort™ Neural Monitoring System at the Annual Meeting of the American Clinical Neurophysiology Society in Chicago, Illinois. Results from a patient who had the NeuroPort™ sensor implanted along with standard implantable intracranial Electroencephalography (iEEG) sensors, showed that with the Cyberkinetics’ NeuroPort™ System physicians were able to:
•	record and monitor brain electrical activity in greater detail than with iEEG;

•	better characterize seizure genesis due to recording the granularity of neural networks;

•	correlate this activity to an epileptic seizure; and

•	identify the onset of seizure activity earlier than with iEEG.
     Conference Call Instructions
Cyberkinetics’ management will hold a conference call at 10:30 am Eastern Time, Wednesday, November 8, 2006, to discuss results of the third quarter of 2006. Those who would like to participate in the conference call should dial 800-591-6942, or 617-614-4909 for international participants, and use the pass code 20398844. To access a replay of the conference call, which will be available from 12:30 pm Eastern Time on November 8 until 5:00 pm Eastern Time on November 15, please dial 888-286-8010, or 617-801-6888 for international callers, and use the pass code 62331640.
An audio webcast of the conference call will also be available at www.cyberkineticsinc.com. The webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com, Thomson’s individual investor portal, powered by StreetEvents. Institutional investors can access the call via www.streetevents.com, a password-protected event management site.
About Cyberkinetics Neurotechnology Systems, Inc.
Cyberkinetics Neurotechnology Systems, Inc., a leader in the neurotechnology industry, is developing neural stimulation, sensing and processing technology to improve the lives of those with severe paralysis resulting from spinal cord injuries, neurological disorders and other conditions of the nervous system. Cyberkinetics’ product development pipeline includes: the Andara™ Oscillating Field Stimulator (OFS) Device, an investigative device designed to stimulate regeneration of the neural tissue surrounding the spinal cord; the BrainGate System, an investigative device designed to provide communication and control of a computer, assistive devices, and, ultimately, limb movement; and the NeuroPort™ System, cleared to market in the United States, a neural monitor designed for acute inpatient applications and labeled for temporary (less than 30 days) recording and monitoring of brain electrical activity. Additional Information is available at Cyberkinetics’ website at http://www.cyberkineticsinc.com.
Forward-Looking Statements
This announcement contains forward-looking statements, including statements about Cyberkinetics’ product development plans and progress, potential development of proprietary inventions and benefits that may be realized by certain research programs. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and can be identified by the use of forward-looking terminology such as “may,” “will,” “believe,” “expect,” “anticipate” or other comparable terminology. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements and reported results shall not be considered an indication of our future performance. Factors that might cause or contribute to such differences include our limited operating history; our lack of profits from operations; our ability to successfully develop and commercialize our proposed products; a lengthy approval process and the uncertainty of FDA and other governmental regulatory requirements; clinical trials may fail to demonstrate the safety and effectiveness of our products; the degree and nature of our competition; our ability to employ and retain qualified employees; compliance with recent legislation regarding corporate governance, including the Sarbanes-Oxley Act of 2002; as well as those risks more fully discussed in our public filings with the Securities and Exchange Commission, all of which are difficult to predict and some of which are beyond our control.
Financial results for the quarter ended September 30, 2006, are summarized in the tables below.
Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Revenues:
Product sales	$277,589	$119,281	$704,541	$495,948
Grant income	90,873	69,294	520,012	280,217

Total revenues	368,462	188,575	1,224,553	776,165

Operating expenses:
Cost of product sales	83,076	20,173	278,401	96,842
Research and development	1,804,006	1,445,984	4,804,769	4,283,589
Sales and marketing	279,615	77,675	608,970	245,858
General and administrative	1,063,311	918,109	3,219,931	2,994,879
Purchased in-process research and development	—	—	1,602,239	—

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Total operating expenses	3,230,008	2,461,941	10,514,310	7,621,168

Operating loss	(2,861,546)	(2,273,366)	(9,289,757)	(6,845,003)

Other income (expense):
Interest income	76,573	28,222	280,622	61,503
Interest expense	(137,706)	(134,751)	(460,129)	(257,821)

Other expense, net	(61,133)	(106,529)	(179,507)	(196,318)

Net loss	$(2,922,679)	$(2,379,895)	$(9,469,264)	$(7,041,321)

Basic and diluted net loss per common share	$(0.10)	$(0.15)	$(0.34)	$(0.44)

Shares used in computing basic and diluted net loss per common share	27,916,186	16,228,603	27,567,879	15,887,463

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As of
	September 30,	December 31,
	2006	2005

Assets
Current Assets
Cash and cash equivalents	$5,057,792	$11,346,372
Other current assets	1,410,968	1,051,038
Net property and equipment	635,617	619,433
Other assets	2,180,573	348,545

Total assets	$9,284,950	$13,365,388

Liabilities and stockholders’ equity
Current liabilities	3,666,066	2,158,810
Long-term liabilities	2,484,041	2,864,327

Stockholders’ equity:
Common stock, $0.001 par value	29,070	27,158
Additional paid-in-capital	34,572,688	31,112,108
Common stock held in escrow	—	(13,000)
Deferred stock-based compensation	—	(786,364)
Accumulated deficit	(31,466,915)	(21,997,651)

	As of
	September 30,	December 31,
	2006	2005
Total stockholders’ equity	3,134,843	8,342,251
Total liabilities and stockholders’ equity	$9,284,950	$13,365,388

CONTACT:	Cyberkinetics Neurotechnology Systems, Inc.:
Elizabeth A. Razee, 508-549-9981, Ext. 109
Manager, Corporate Communications

SOURCE:	Cyberkinetics Neurotechnology Systems, Inc.: